SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D
(Amendment No. 1

Alliance Bankshares Corporation

(Name of Issuer)

Common Stock, $4.00 par value

(Title of Class of Securities)

018535104

(CUSIP Number)

Frank E. Williams, Jr.

2789-B Hartland Road

Falls Church, Virginia  22043

(703) 641-4612

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 018535104

1.	Name of Reporting Persons Frank E. Williams, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization Virginia (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,843

	8.	Shared Voting Power 35,400

	9.	Sole Dispositive Power 69,843

	10.	Shared Dispositive Power 35,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,243 Consisting of: Frank E. Williams, Jr. 69,843 Williams Family LP 35,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*☐

13.	Percent of Class Represented by Amount in Row (11) 2.06% based on 5,106,819 common shares issued and outstanding as of November 10, 2008.

14.	Type of Reporting Person* Frank E. Williams, Jr. IN

CUSIP No. 018535104

1.	Name of Reporting Persons Williams Family LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization Virginia (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 35,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*☐ Excludes 7,100 shares owned by Mr. Edgemond’s spouse for which the Trust disclaims beneficial ownership

13.	Percent of Class Represented by Amount in Row (11) 0.7% based on 5,106,819 common shares issued and outstanding as of November 10, 2008.

14.	Type of Reporting Person* Williams Family LLP PN

CUSIP No. 018535104

1.	Name of Reporting Persons Williams Family Foundation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF WC PF OO (funds contributed by Mr. Williams to the Foundation, a charitable trust)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization Virginia (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,345

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,345

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,345

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*☐

13.	Percent of Class Represented by Amount in Row (11) 0.8% based on 5,106,819 common shares issued and outstanding as of November 10, 2008.

14.	Type of Reporting Person* Williams Family Foundation OO

CUSIP No. 018535104

1.	Name of Reporting Persons Joshua Frank Williams Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF (funds contributed by Mr. Williams)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization Virginia (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,013

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,013

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% based on 5,106,819 common shares issued and outstanding as of November 10, 2008.

14.	Type of Reporting Person* Joshua Frank Williams Trust OO

CUSIP No. 018535104

1.	Name of Reporting Persons Kathleen Elizabeth Williams Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF (funds contributed by Mr. Williams)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization Virginia (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,940

	9.	Sole Dispositive Power 5,940

	10.	Shared Dispositive Power 5,940

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,940

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% based on 5,106,819 common shares issued and outstanding as of November 10, 2008.

14.	Type of Reporting Person* Kathleen Elizabeth Williams Trust OO

CUSIP No. 018535104

1.	Name of Reporting Persons Margaret Trublood

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization Virginia (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,979

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,979

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,979

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*☐

13.	Percent of Class Represented by Amount in Row (11) 0.04% based on 5,106,819 common shares issued and outstanding as of November 10, 2008.

14.	Type of Reporting Person* Margaret Trublood OO

CUSIP No. 018535104

1.	Name of Reporting Persons Sally Wright

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization North Carolina (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 863

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 863

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 863

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*☐

13.	Percent of Class Represented by Amount in Row (11) 0.02% based on 5,106,819 common shares issued and outstanding as of November 10, 2008.

14.	Type of Reporting Person* Sally Wright IN

CUSIP No. 018535104

1.	Name of Reporting Persons Rebecca Curran

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization Virginia (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*☐

13.	Percent of Class Represented by Amount in Row (11) 0.01% based on 5,106,819 common shares issued and outstanding as of November 10, 2008.

14.	Type of Reporting Person* Rebecca Curran IN

Item 1.	Security and Issuer.

This report relates to the common shares with par value of $4.00 in the capital of the Issuer.  The Principal executive offices of the Issuer are located at 14200 Park Meadow Drive, Suite 200 South, Chantilly, Virginia  20151.

Item 2.	Identity and Background.

(a)                                  Frank E. Williams, Jr. is an individual.  The Williams Family LP (WFLP) is a Virginia Limited Partnership of which the Williams Family Corporation (WFC) is general partner, and Mr. Williams has dispositive power over the WFLP shares as President of WFC.  Mr. Williams’ sons Frank E. Williams, II and H. Arthur Williams are limited partners of WFLP.  WFLP’s business consists of holding and managing the family assets.

The Williams Family Foundation is a nonstock corporation organized and existing under the laws of Virginia, which is a charitable foundation under the U.S. Internal Revenue Code, of which Mr. Williams is the Chairman of the Board of Trustees.

Joshua Frank Williams and Kathleen Elizabeth Williams are Mr. Williams’ grandchildren for whom Mr. Williams holds shares in trust.

Margaret Trublood, Sally Wright and Rebecca Curran are individuals for whom Mr. Williams has power of attorney.

(b)                                 2789-B Hartland Road, Falls Church, VA  22043 (business address for all reporting persons)

(c)                                  Mr. Williams is a businessman and has been a shareholder of Issuer since its inception.  Mr. Williams holds a Bachelor of Civil Engineering degree from the Georgia Institute of Technology, where he remains active as a Trustee of the Alumni Association.

Mr. Williams has spent more than four (4) decades in corporate management.  He founded and served as President, CEO and chairman of Williams Industries, Inc., a public company that owns five (5) subsidiaries active in the steel industry, including Williams Bridge Company, one of the largest fabricators of steel plate for bridge structures in the Mid-Atlantic region.  He currently serves as Chairman and principal owner of Williams Enterprises of Georgia, Inc., a holding company controlling six (6) subsidiaries active in various facets of the steel industry, one being Williams Erection Co., the largest steel erection company in the Southeast serving major steel fabricators throughout the U.S.  Mr. Williams serves as Chairman, CEO, and fifty percent (50%) owner of Bosworth Steel Erectors, Inc., a major erector of steel products in the Southwestern U.S., and Chairman and major shareholder of Wilfab, Inc., a fabricator of structural steel.  He is Managing Partner and principal owner of Industrial Alloy Fabricators, a fabricator of alloy plate products for the pulp and chemical industries.

In addition, Mr. Williams currently serves as a Director and Chairman of Kaiser Group Holdings, Inc. (KGHI.ob).  He also serves on the Board of Directors of Capital Bank, N.A. and Diamondhead Casino Corporation (DHCC.ob).

In March, 2006 Mr. Williams was appointed to serve on the U.S. Small Business Administration’s Region III Regulatory Fairness Board for the Mid-Atlantic U.S.  He has been appointed by Bankruptcy Courts as an official representative serving in a pro bono capacity on behalf of investors and debt holders in public companies in bankruptcy.

(d)                                 None of the reporting persons have been convicted in any criminal proceeding during the last five years.

(e)                                  During the last five years, none of the reporting persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individual reporting persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
The consideration for the acquisitions of shares was paid from the personal funds of the individual reporting owners and from the working capital of entities.

Item 4.	Purpose of Transaction.

All of the shares of common stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.  The Reporting Persons own less than 5% of the Issuer’s outstanding common stock as of the date hereof.

The Reporting Persons all reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, or to dispose of, or cause to be disposed, such securities at any time, or to formulate purposes, plans or proposals regarding the Issuer, any of its securities, or its management or Board of Directors, to the extent deemed advisable in light of general investment and trading strategies of the Reporting Person, market conditions or other factors.

In their original report filed in March 2008, the Reporting Persons noted that they may in the future meet with and/or send correspondence to the Issuer’s management and/or Board of Directors and/or other holders of the Issuer’s securities to discuss Company purposes, plans or proposals.  Since then, Mr. Williams has met with certain executives and directors of the Company hoping to elicit a plan or proposal to revive its franchise value, mitigate the below average returns on equity and slow the decrease in tangible book value.  Based upon Mr. William’s business acumen and understanding of the Company’s market area, it is the Reporting Persons opinion that if the Company is to remain independent, it must replace certain members of senior management with seasoned bank executives and astute local businessmen who have the experience, investor contacts and customer network necessary to resolve the current lending and balance sheet problems.  Therefore, the Reporting Persons believe that the best way to benefit all shareholders is for the Board of Directors to (i) aggressively reduce operating expenses through a reduction of infrastructure and personnel costs and (ii) replace certain executive officers and members of the Board of Directors.  The Reporting Persons believe that the election or appointment of shareholder nominees to the Board of Directors is probably the only sure way to influence the existing directors and to protect the remaining value in the Company for all shareholders.

The Reporting Persons will demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views, and may, among other things: (i) form a committee of interested shareholders to identify and interview possible candidates for nominees to the Board of Directors, and (ii) seek election or appointment of the maximum permitted number of shareholder nominees to the Board of Directors at the 2009 Annual Meeting or otherwise.

On February 9, 2009, Mr. Williams delivered a letter to the Company, a copy of which is attached at Exhibit A hereto.

Except as set forth herein, the Reporting Persons have no purposes, plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)(1)                  Frank E. Williams, Jr. beneficially owns 69,843 shares directly and 35,400 shares indirectly as a limited partner of WFLP, aggregating 105,243 shares or 2.06% of Issuer’s common stock.  Mr. Williams has dispositive power over the other shares reported herein but disclaims beneficial ownership except as set forth herein.

(a)(2)                  The Williams Family LP owns 35,400 shares, representing 0.7% of the Issuer’s stock, which as, indicated in (a)(1) above, are beneficially owned by Mr. Williams.

(a)(3)                  The Williams Family Foundation owns 41,345 shares of the Issuer’s common stock, representing 0.8% of the Issuer’s stock.

(a)(4)                  Joshua Frank Williams owns 6,013 shares, representing 0.1% of the Issuer’s common stock, which Mr. Williams holds in trust.

(a)(5)                  Kathleen Elizabeth Williams owns 5,940 shares, representing 0.1% of the Issuer’s common stock, which Mr. Williams holds in trust.

(a)(6)                  Margaret Trublood owns 1,979 shares, representing 0.04% of the Issuer’s common stock.

(a)(7)                  Sally Wright owns 863 shares, representing 0.02% of the Issuer’s common stock.

(a)(8)                  Rebecca Curran owns 500 shares, representing 0.01% of the Issuer’s common stock.

(b)                               Mr. Williams has the power to vote or to direct the vote, and to dispose or direct the disposition, of  163,499 common shares of the Issuer.

(c)                                Acquisitions in the last 60 days are as follows:

Frank E. Williams, Jr.:

2000 shares on 12/10/08, price: $1.62

500 shares on 12/30/08, price: $1.52

90 shares on 12/30/08, price: $1.58

3,104 shares on 12/31/08, price: $1.35

1,410 shares on 12/31/08, price: $1.53

100 shares on 1/9/09, price: $1.51

2,000 shares on 1/12/09, price: $1.51

2,380 shares on 1/13/09, price: $1.45

2,520 shares on 1/15/09, price: $1.45

280 shares on 1/15/09, price: $1.38

1,500 shares on 1/28/09, price: $1.36

Williams Family LP:

1,000 shares on 12/1/08, price: $2.13

1,000 shares on 12/2/08, price: $2.08

2,000 shares on 12/8/08, price: $1.57

2,000 shares on 12/8/08, price: $1.46

204 shares on 12/8/08, price: $1.36

1,700 shares on 12/29/08, price: $1.46

1,725 shares on 12/30/08, price: $1.46

1,796 shares on 12/31/08, price: $1.36

1,575 shares on 12/31/08, price: $1.45

(d)                                N/A.

(e)                                 N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Letter from Frank E. Williams, Jr. to Company dated February 9, 2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

February 6, 2009	Frank E. Williams, Jr., Individually

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr.

Williams Family LP, by Williams Family Corp.,
General Partner, by Frank E. Williams, Jr., its President

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr., President,
Williams Family Corp.

Williams Family Foundation,
by Frank E. Williams, Jr., Chairman

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr., Chairman

Joshua Frank Williams Trust,
by Frank E. Williams, Jr., trustee

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr., trustee

Kathleen Elizabeth Williams Trust,
by Frank E. Williams, Jr. trustee

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr., trustee

Margaret Trublood,
by Frank E. Williams, Jr., POA

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr., POA

Sally Wright,
by Frank E. Williams, Jr., POA

/s/ Frank E. Williams, Jr.
Frank E. Williams, POA

Rebecca Curran,
By Frank E. Williams, Jr., POA

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr., POA

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT A

[Frank E. Williams, Jr.]

February 9, 2009

VIA HAND DELIVERY

Mr. Thomas Young, CEO

Alliance Bankshares Corporation

14200 Park Meadow Drive

Suite 200 South

Chantilly, Virginia  20151

RE:  Alliance Bankshares Corporation

Dear Tom:

Since the date of our last 13D filing, I have made further analysis and conducted various inquiries into the corporate governance history of the company and have concluded that we intend to seek the election of shareholder nominees for the maximum number of board seats (at least 2 Class A seats will be up for election, to my knowledge) at the next occurring annual meeting of Alliance Bankshares Corporation.

I will be contacting other shareholders, and perhaps form a shareholders’ committee, with a goal to identifying and interviewing possible candidates for election to the Board of Directors. I will need a copy of the current shareholders list, or “record of shareholders” as it is called under section 13.1-771 of the Virginia Code, in order to contact other shareholders to see if they want to participate. I have a representative available to come to your office to copy the list the week of February 16, 2009 at any time that is convenient for your schedule.  You may call me at any time at 703 641 4612.

Very truly yours,

/s/ Frank E. Williams, Jr.

Frank E. Williams, Jr.